JPMorgan Chase & Co.

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Performance Leveraged Upside Securities℠

The Bear Market PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, provide for a minimum payment of only 20% of principal at maturity and have the terms described in the accompanying product supplement no. MS-6-A-I, the prospectus supplement and the prospectus, as supplemented and modified by this pricing supplement. At maturity, you will receive, for each stated principal amount of Bear Market PLUS that you hold, an amount in cash that may be greater than, equal to or less than the stated principal amount based inversely upon the closing value of the underlying index on the valuation date. All payments on the Bear Market PLUS are subject to the credit risk of JPMorgan Chase & Co.

FINAL TERMS	
Issuer:	JPMorgan Chase & Co.
Maturity date:	January 31, 2011, subject to adjustment for certain market disruption events and as described under "Description of Bear Market PLUS — Payment at Maturity" in the accompanying product supplement no. MS-6-A-I.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,958,000
Payment at maturity:	▪ If the final index value is *less than* the initial index value, for each $10 principal amount Bear Market PLUS, $10 + enhanced downside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* ▪ If the final index value is *greater than or equal to* the initial index value, for each $10 principal amount Bear Market PLUS, $10 – upside reduction amount *In no event will the payment at maturity be less than the minimum payment at maturity.*
Enhanced downside payment:	$10 x leverage factor x index percent decrease
Upside reduction amount:	$10 x index percent increase
Index percent decrease:	(initial index value – final index value) / initial index value
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,120.59, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	January 26, 2011, subject to adjustment for certain market disruption events and as described under "Description of Bear Market PLUS — Payment at Maturity" in the accompanying product supplement no. MS-6-A-I.
Leverage factor:	300%
Maximum payment at maturity:	$11.575 per Bear Market PLUS (115.75% of the stated principal amount)
Minimum payment at maturity:	$2.00 per Bear Market PLUS (20% of the stated principal amount)
Stated principal amount:	$10 per Bear Market PLUS
Issue price:	$10 per Bear Market PLUS (see "Commissions and Issue Price" below)
Pricing date:	December 23, 2009
Original issue date:	December 29, 2009 (3 business days after the pricing date)
CUSIP / ISIN:	46634E833 / US46634E8333
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. ("JPMSI")

Commissions and Issue Price:	Price to Public[1][2]	Fees and Commissions[3]	Proceeds to Issuer
Per Bear Market PLUS	$10.00	$0.20	$9.80
Total	$1,958,000.00	$39,160.00	$1,918,840.00

(1) The price to the public includes the estimated cost of hedging our obligations under the Bear Market PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-16 of the accompanying product supplement no. MS-6-A-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Bear Market PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Bear Market PLUS. Please see "Syndicate Information" on page 3 for further details.

(3) JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.20 per $10 stated principal amount Bear Market PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting (Conflicts of Interest)" beginning on page PS-47 of the accompanying product supplement no. MS-6-A-I.

Investing in the Bear Market PLUS involves a number of risks. See "Risk Factors" on page PS-6 of the accompanying product supplement no. MS-6-A-I and "Risk Factors" beginning on page 6 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Bear Market PLUS or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-6-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Product supplement no. MS-6-A-I dated November 25, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209004448/e37086_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside Securities^{SM}

Fact Sheet

The Bear Market PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, provide for a minimum payment of only 20% of principal at maturity and have the terms described in product supplement no. MS-6-A-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive, for each stated principal amount of Bear Market PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based inversely upon the closing value of the underlying index on the valuation date. Subject to JPMorgan Chase & Co.'s ability to pay any amounts due on the Bear Market PLUS, under no circumstances will the payment at maturity on the Bear Market PLUS be less than $2.00 per Bear Market PLUS. The Bear Market PLUS are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program. All payments on the Bear Market PLUS are subject to the credit risk of JPMorgan Chase & Co.

Key Dates		
Pricing Date:	**Original Issue Date (Settlement Date):**	**Maturity Date:**
December 23, 2009	December 29, 2009 (3 business days after the pricing date)	January 31, 2011, subject to postponement due to a market disruption event and as described under "Description of Bear Market PLUS — Payment at Maturity" in the accompanying product supplement no. MS-6-A-I.

Key Terms	
Issuer:	JPMorgan Chase & Co.
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor's, a Division of The McGraw-Hill Companies, Inc.
Aggregate principal amount:	$1,958,000
Issue price:	$10 per Bear Market PLUS (See "Syndicate Information" on page 3)
Stated principal amount:	$10 per Bear Market PLUS
Denominations:	$10 per Bear Market PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bear Market PLUS
Payment at maturity:	■ If the final index value is *less than* the initial index value, for each $10 principal amount Bear Market PLUS, $10 + enhanced downside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* ■ If the final index value is *greater than or equal to* the initial index value, for each $10 principal amount Bear Market Plus, $10 – upside reduction amount *In no event will the payment at maturity be less than the minimum payment at maturity.*
Enhanced downside payment:	$10 x leverage factor x index percent decrease
Leverage factor:	300%
Index percent decrease:	(initial index value – final index value) / initial index value
Upside reduction amount:	$10 x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,120.59, which is the index closing value on the pricing date as published under Bloomberg ticker symbol "SPX" or any successor symbol
Final index value:	The index closing value on the valuation date as published under Bloomberg ticker symbol "SPX" or any successor symbol
Valuation date:	January 26, 2011, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$11.575 per Bear Market PLUS (115.75% of the stated principal amount)
Minimum payment at maturity:	$2.00 per Bear Market PLUS (20% of the stated principal amount)
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the Bear Market PLUS will be postponed until the third business day following the valuation date as postponed.
Risk factors:	**Please see "Risk Factors" beginning on page 6.**

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside Securities^{SM}

General Information	
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	46634E833 / US46634E8333
Minimum ticketing size:	100 Bear Market PLUS
Tax considerations:	You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-6-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your Bear Market PLUS should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Bear Market PLUS should be treated as long-term capital gain or loss if you hold your Bear Market PLUS for more than a year, whether or not you are an initial purchaser of Bear Market PLUS at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Bear Market PLUS, in which case the timing and character of any income or loss on the Bear Market PLUS could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Bear Market PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the discussion in "Risk Factors – The tax consequences of an investment in the Bear Market PLUS are unclear" in this document and the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Bear Market PLUS.
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMSI
Use of proceeds and hedging:	The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the Bear Market PLUS. For further information on our use of proceeds and hedging, see "Use of Proceeds" in the accompanying product supplement no. MS-6-A-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-6-A-I
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

Syndicate Information	

Issue price of the Bear Market PLUS	Commissions	Principal amount of Bear Market PLUS for any single investor
$10.0000	$0.2000	<$1MM
$9.9625	$0.1625	≥$1MM and <$3MM
$9.9438	$0.1438	≥$3MM and <$5MM
$9.9250	$0.1250	≥$5MM

Selling concessions allowed to individual brokers within MSSB in connection with the offering may be reclaimed by MSSB, if, within 30 days of the offering, MSSB repurchases the Bear Market PLUS distributed by such brokers.

This pricing supplement represents a summary of the terms and conditions of the Bear Market PLUS. We encourage you to read the accompanying product supplement no. MS-6-A-I, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside Securities^{SM}

How Bear Market PLUS Work
Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Bear Market PLUS based on the following terms:

Stated principal amount:	$10 per Bear Market PLUS
Leverage factor:	300%
Maximum payment at maturity:	$11.575 per Bear Market PLUS (115.75% of the stated principal amount)
Minimum payment at maturity:	$2.00 per Bear Market PLUS (20% of the stated principal amount)



Bear Market PLUS Payoff Diagram

How it works

■ If the final index value is less than the initial index value, for each $10 principal amount Bear Market PLUS, investors will receive the $10 stated principal amount plus 300% of the decline in the underlying index over the term of the Bear Market PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 94.75% of the initial index value.

  ■ If the underlying index depreciates 4%, the investor would receive a 12% return, or $11.20.

  ■ If the underlying index depreciates 20%, the investor would receive only the maximum payment at maturity of 115.75% of the stated principal amount, or $11.575.

■ If the final index value is greater than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% increase in the underlying index, subject to the minimum payment at maturity of $2.00.

  ■ If the underlying index appreciates 10%, the investor would lose 10% of their principal and receive $9 per Bear Market PLUS at maturity, or 90% of the stated principal amount.

  ■ If the underlying index appreciates 90%, the investor would receive the minimum payment at maturity of 20% of the stated principal amount, or $2.00.

JPMorgan Chase & Co.

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside Securities[SM]

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold an amount in cash based upon the index closing value of the underlying index on the valuation date, determined as follows:

If the final index value is less than the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$$\textbf{\$10 + enhanced downside payment,}$$

subject to a *maximum payment at maturity* of $11.575, or 115.75% of the stated principal amount of $10 for each Bear Market PLUS,

where,

$$\textbf{enhanced downside payment = \$10 × 300% × index percent decrease}$$

and

$$\textbf{index percent decrease} = \frac{\textbf{initial index value − final index value}}{\textbf{initial index value}}$$

If the final index value is greater than or equal to the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$$\textbf{\$10 − upside reduction amount}$$

subject to a *minimum payment at maturity* of $2.00, or 20% of the stated principal amount of $10 for each Bear Market PLUS,

where,

$$\textbf{upside reduction amount = \$10 × index percent increase}$$

and

$$\textbf{index percent increase} = \frac{\textbf{final index value − initial index value}}{\textbf{initial index value}}$$

Because the upside reduction amount will be greater than or equal to $0, the payment at maturity in this case will be less than or equal to $10, subject to the minimum payment at maturity.

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Bear Market PLUS. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. MS-6-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Bear Market PLUS.

- **Bear Market PLUS do not pay interest and you could lose up to 80% of your principal.** The terms of the Bear Market PLUS differ from those of ordinary debt securities in that the Bear Market PLUS do not pay interest and provide a minimum payment at maturity of only 20% of the stated principal amount of the Bear Market PLUS, subject to the credit risk of JPMorgan Chase & Co. If the final index value is greater than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index on the valuation date above the initial index value, subject to the minimum payment at maturity. Accordingly, you could lose up to 80% of your principal.

- **Appreciation potential is limited to the maximum payment at maturity**. The appreciation potential of Bear Market PLUS is limited by the maximum payment at maturity of $11.575 per Bear Market PLUS (or 115.75% of the stated principal amount). Although the leverage factor provides 300% exposure to any decline in the value of the underlying index on the valuation date below the initial index value, because the payment at maturity will be limited to 115.75% of the stated principal amount for the Bear Market PLUS, any decline in the final index value below the initial index value by more than 5.25% of the initial index value will not increase the return on the Bear Market PLUS.

- **The Bear Market PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Bear Market PLUS.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Bear Market PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Bear Market PLUS.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the estimated cost of hedging the issuer's obligations under the Bear Market PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of dealer discounts, mark-ups or other transaction costs. The Bear Market PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Bear Market PLUS to maturity.

- **Market price is influenced by many unpredictable factors.** Several factors will influence the value of the Bear Market PLUS in the secondary market and the price at which JPMSI may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value, expected volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. You may receive less, and possibly significantly less, than the stated principal amount per Bear Market PLUS if you try to sell your Bear Market PLUS prior to maturity.

- **Not equivalent to investing in or taking a short position with respect to the underlying index.** Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position with respect to the underlying index or its component stocks. Investors in the Bear Market PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

- **Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS.** The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

- **Economic interests of the calculation agent and other affiliates of the issuer may be adverse to the investors.** We and our affiliates play a variety of roles in connection with the issuance of the Bear Market PLUS, including acting as calculation agent and hedging our obligations under the Bear Market PLUS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Bear Market PLUS. The calculation agent has determined the initial index value and will determine the final index value and will calculate the amount of payment you will receive at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the underlying index or calculation of the final index value in the event of a discontinuance or material change in method of calculation of the underlying index, may affect the payout to you at maturity. In addition, we are currently one of the companies that make up the underlying index. We will not have any obligation to consider your interests as a holder of the Bear Market PLUS in taking any corporate action that might affect the value of the underlying index and the Bear Market PLUS.

- **Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the Bear Market PLUS.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the Bear Market PLUS on or prior to the pricing date and prior to maturity could have adversely affected the value of the underlying index and, as a result, could have decreased the amount an investor may receive on the Bear Market PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have decreased the level that the final index value must reach before you receive a payment at maturity that exceeds the issue price of the Bear Market PLUS. Additionally, such hedging or trading activities during the term of the Bear Market PLUS, including on the valuation date, could adversely affect the final index value and, accordingly, the amount of cash an investor will receive at maturity.

- **Secondary trading may be limited.** The Bear Market PLUS will not be listed on a securities exchange. There may be little or no secondary market for the Bear Market PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Bear Market PLUS easily. JPMSI may act as a market maker for the Bear Market PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the Bear Market PLUS, the price at which you may be able to trade your Bear Market PLUS is likely to depend on the price, if any, at which JPMSI is willing to buy the Bear Market PLUS. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the Bear Market PLUS.

- **The tax consequences of an investment in the Bear Market PLUS are unclear.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the Bear Market PLUS, and we do not intend to request a ruling from the IRS regarding the Bear Market PLUS. The IRS might not accept, and a court might not uphold, the characterization and tax treatment of the Bear Market PLUS described in "Fact Sheet — General Information — Tax considerations" in this document and in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-6-A-I. If the IRS were successful in asserting an alternative characterization or treatment for the Bear Market PLUS, the timing and character of income on the Bear Market PLUS could differ materially and adversely from our description herein. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Bear Market PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Bear Market PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-6-A-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Bear Market PLUS, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside Securities^{SM}

Information about the Underlying Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading "The S&P 500® Index" in the accompanying product supplement no. MS-6-A-I.

License Agreement between Standard & Poor's and J.P. Morgan Securities Inc. "Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. See "The S&P 500® Index — License Agreement with S&P" in the accompanying product supplement no. MS-6-A-I.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 2, 2004 through December 23, 2009. The graph following the table sets forth the daily closing values of the underlying index for the same period. The closing value of the underlying index on December 23, 2009 was 1,120.59. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.

S&P 500® Index	High	Low	Period End
2004			
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005			
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006			
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007			
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008			
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009			
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,057.05	919.32	1,057.08
Fourth Quarter (through December 23, 2009)	1,120.59	1,025.21	1,120.59

**S&P 500® Index Historical Performance – Daily Closing Values
January 2, 2004 to December 23, 2009**



Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Bear Market Performance Leveraged Upside Securities^{SM}

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMSI intends to use its reasonable efforts to offer to purchase the Bear Market PLUS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Bear Market PLUS and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. MS-6-A-I.

Where You Can Find More Information

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these Bear Market PLUS are a part, and the more detailed information contained in product supplement no. MS-6-A-I dated November 25, 2009.

This document, together with the documents listed below, contains the terms of the Bear Market PLUS, supplements the Preliminary Terms related hereto dated November 30, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-6-A-I, as the Bear Market PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Bear Market PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-6-A-I dated November 25, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209004448/e37086_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.